UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockefeller Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Rockefeller Plaza
(No. and Street)

New York	NY	10111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Zimmel — (212) 549-5564
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

ROCKEFELLER FINANCIAL LLC

Table of Contents

This report ** contains (check all applicable boxes):

- ☑ Independent Auditors' Report.
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (filed separately)
- ☐ (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 and SEC Footnote 74 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon (filed separately).

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Robert Zimmel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Rockefeller Financial LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Robert Zimmel

Signature

Principal Financial Officer

Title

Notary Public

Signed and sworn 2/25/2021

DAVID C SLOAN
Notary Public - State of New York
NO. 01SL6318303
Qualified in Putnam County
My Commission Expires Feb 28, 2023

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
41st Floor
New York, NY 10112-0015
USA

Tel:+1 212 492 4000
Fax:+1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Rockefeller Financial LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rockefeller Financial LLC (the "Company") as of December 31, 2020, and the related statements of operations, cash flows, and changes in member's capital, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

February 25, 2021

We have served as the Company's auditor since 2018.

Rockefeller Financial LLC
Statement of Financial Condition
As of December 31, 2020

ASSETS		
Cash	$	54,825,539
Receivable from clearing broker, net		4,019,745
Receivable from customers		3,565,425
Other assets		1,036,230
Furniture and equipment, at cost, less accumulated depreciation of $434,014		865,368
TOTAL ASSETS	$	64,312,307
LIABILITIES AND MEMBER'S CAPITAL		
LIABILITIES		
Accrued compensation	$	29,715,487
Payables to affiliates		7,964,128
Accounts payable, accrued expenses, and other liabilities		2,298,849
Total Liabilities		39,978,464
MEMBER'S CAPITAL		
Total Member's Capital		24,333,843
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$	64,312,307

The accompanying notes are an integral part of these financial statements.

Rockefeller Financial LLC

Notes to Financial Statements

For the Year Ended December 31, 2020

1. Organization and Nature of Business

Rockefeller Financial LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor ("RIA") registered with the SEC and the state of New York. The Company is a single member LLC that is wholly-owned by RFS Opco LLC ("Parent") and is a wholly-owned indirect subsidiary of Rockefeller Capital Management L.P. ("Ultimate Parent"). The Company's two business divisions are strategic advisory and private wealth management. The private wealth management division provides asset management services to clients. The strategic advisory division provides M&A and investment banking services to clients. The U.S. dollar is the functional currency of the Company.

The Parent and Ultimate Parent have successfully weathered the impact of the coronavirus pandemic ("COVID-19") to date. The impact on client retention has been minimal, advisor teams were added, and assets under management have grown. The Parent and Ultimate Parent have continued to leverage off a robust business continuity infrastructure, with employees using remote access to perform their respective duties. This has allowed the Parent and Ultimate Parent to mitigate the impact of COVID-19 on the operations of the Company.

Certain impacts to public health conditions particular to the COVID-19 outbreak could impact the operations and financial performance of the Company. The extent of the impact to the financial performance of the Company will depend on future developments, including (i) the duration and spread of the outbreak, (ii) the restrictions and advisories, (iii) the effects on the financial markets, (iv) the effects on our clients, and (v) the effects on the economy overall, all of which are highly uncertain and cannot be predicted. If the financial performance of the Company is impacted because of these factors for an extended period, the Company's results may become adversely effected.

2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Company makes estimates and assumptions in relation to the timing of recognition of fee revenue, employee compensation, allocation of expenses from affiliates, recoverability of receivables, and expenses, and other accruals. Actual results could differ from those estimates and assumptions, and such differences could be material.

Revenue Recognition

The Company recognizes fee revenue from contracts with clients as and when the Company satisfies its performance obligations to clients, in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction revenues where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether contracts on variable consideration should be applied due to uncertain future events.

The revenues associated with investment management and commissions arising from brokerage activities are earned primarily from accounts based in the United States of America ("U.S.") and a small portion from accounts domiciled in foreign countries. Investment banking revenues are earned from both U.S. and foreign domiciled clients.

Investment Management Fees

Private wealth management fees represent charges to clients' managed accounts, investment partnerships and mutual funds for portfolio management, asset allocation and related advisory services. These fees are most commonly determined as a percentage of the value of the assets under management. Investment management fees are recognized as the services are performed over time because the customer is receiving and consuming the benefits as they are provided by the Company.

The Company also earns trailing commissions, for which the performance obligation is satisfied at the time of the execution of the transactions but the amount to be received is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments. Accordingly, the Company recognizes these trailing commissions when the final amount of the fee is determined and it is no longer probable of significant reversal, which is usually monthly or quarterly.

Investment Banking

The Company earns retainer fees and success fees from certain clients in accordance with specific investment agreement terms. The Company recognizes retainer fee and success fee revenue at the point when the amount of the fee is earned and it is no longer probable of significant reversal, i.e., when the associated uncertainty is resolved.

Investment banking fees are generated from providing advisory services to clients on a contractual basis. Clients that own businesses or are interested in purchasing a business are charged fees to obtain advice on whether to sell a business, sell a portion of the business, purchase a business or grow an existing business. The Company generally recognizes fees as services are provided to the client as the Company believes the performance obligation is satisfied over time as the clients are receiving

and consuming the benefits of the services as they are provided by the Company. Retainer and success fees charged in connection with these services are recognized when they are no longer probable of significant reversal.

The Company also advises clients in capital raising efforts with retainer fees and success fees earned upon a successful capital raise. The Company recognizes the retainer fee or success fee as and when the Company satisfies its performance obligations and when the final amount of the fee is determined and it is no longer probable of significant reversal, i.e., upon the termination date of the contract, the voluntary termination of the contract or the successful capital raise or significant transaction required to earn the success fee.

In addition, clients are charged placement fees on a percentage of their assets placed in alternative investments. Such placement fees are recognized when the assets are placed in the investment vehicle as the performance obligation is satisfied at that point in time.

Commissions

Commissions represent fees charged to clients' accounts based on transactions executed for clients. The commissions are earned from equity, corporate debt, US. Treasury, government agency, mutual funds, structured products, municipals, variable annuities and options trades executed on behalf of the clients. The Company's performance obligations consist of trade execution and are satisfied on the trade date; accordingly, commission revenues are recorded on the trade date. Commission revenues are paid on settlement date; therefore, a receivable is recognized as of the trade date.

Other Income

Other income includes interest income earned on client accounts of $4,233,398, mark-up revenues on securities transactions of $1,082,117, a transaction fee of $1,004,500, and other revenue of $294,694.

Securities Transactions

Proprietary securities transactions, i.e., securities transactions entered into for the account and risk of the Company, in regular-way trades are recorded on the trade date, and profit and loss arising from such proprietary transactions are also recorded on a trade date basis, and are included in other income.

Clients' securities transactions are reported on a trade date basis, and related commission income, concession income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached contractual settlement date are recorded net on the statement of financial condition in the receivable from clearing broker.

Securities and derivatives are recorded at fair value in accordance with ASC 820, *Fair Value Measurement*. The Company had no securities or derivatives positions as of December 31, 2020.

Income Taxes

The Company as a single member LLC is included in the partnership tax return filed by the Parent. The Company is disregarded for federal tax purposes and is generally included in the combined state and local income tax returns with the Parent and certain other subsidiaries of the Parent. During 2020, the Company did pay certain state income taxes of $16,045 which is reported within Income taxes on the Statement of Operations.

The Company, through its inclusion in the return of the Parent, could be subject to examination by the IRS and other tax authorities in certain states in which the Company has significant business operations, such as New York.

The Company does not have any material unrecognized tax benefits as of December 31, 2020. The Company will record such unrecognized tax benefits only when new information is available or when an event occurs necessitating a change. Income tax positions must meet a more-likely-than-not recognition threshold at the date to be recognized.

Cash

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months. The Company's cash balance of $54,825,539 as of December 31, 2020 is held at one large depository institution and exceeds the $250,000 Federal Deposit Insurance Corporation insurance coverage limit. There are no cash equivalents or restricted cash recorded as of December 31, 2020.

Furniture and Equipment, including Depreciation and Amortization

Furniture and equipment are carried at cost less accumulated depreciation. Furniture and equipment are depreciated using the straight-line method over the assets' estimated useful lives, which range from three to eight years.

New and Pending Accounting Pronouncements

Accounting for Financial Instruments - Credit Losses

The Financial Accounting Standards Board ("FASB") issued an Accounting Standard Update ("ASU"), ASU No. 2016-13, *Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses*

on Financial Instruments, that became effective for the Company on January 1, 2020. This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing model that is based on management's best estimate of probable incurred credit losses with a new model known as the Current Expected Credit Losses (CECL) model. Under the CECL model, the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of such assets. Expected credit losses are measured based on historical experience as well as current conditions and forecasts that affect the collectability of the reported amount, and credit losses will be generally recognized earlier than under previous U.S. GAAP. The Company adopted this ASU on January 1, 2020 using the modified retrospective method of adoption. The ASU impacted only those financial instruments that are carried by the Company at amortized cost which consists of receivables from customers, broker-dealers and clearing organizations. The adoption of this ASU did not have a material impact to the Company's financial condition, results of operations or cash flows.

Income Taxes - In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes,* that will become effective for the Company on December 15, 2021. The ASU simplifies and clarifies various aspects of income tax accounting. The Company is currently assessing the impact of the ASU may have on its financial statements and related disclosures.

Accounting for Leases

FASB issued a new accounting standard, ASU No. 2016-02, *Leases (ASC 842),* that was effective January 1, 2019. This standard requires entities recognize on their statement of financial condition an asset representing the right to use the underlying asset over the lease term and a lease liability representing the obligation to make lease payments. The standard also requires disclosure of qualitative and quantitative information about leasing arrangements to enable a user of the financial statements to assess the amount, timing, and uncertainty of cash flows arising from leases. The adoption did not impact the Company as it is allocated expenses from the Ultimate Parent for the use of real estate and other assets in its operations. The Company has no lease agreements or legally enforceable rights to the assets used and the assets used are not distinct to the Company's operations.

Recent accounting pronouncements pending adoption not discussed above are not applicable to the Company.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

The Company clears its proprietary and customer transactions through National Financial Services LLC ("NFS") on a fully disclosed basis. The receivable from clearing broker relates to the net amount due to the Company for the transactions in the Company's proprietary accounts and fees earned by the Company on customer transactions. The carrying amounts of receivables approximate fair value because of their short-term nature. As of December 31, 2020, the amount of the net receivable from clearing broker was $4,019,745 of which $1,000,000 is a clearing deposit with NFS.

4. Receivable from Customers

Receivables from customers include amounts for fees due the Company on asset management, strategic advisory, and investment banking services. The carrying amounts of receivables approximate fair value because of their short-term nature. As of December 31, 2020, the receivable from customers was $3,565,425.

5. Other Assets

Other assets consist primarily of prepaid expenses.

6. Furniture and Equipment

Depreciation expense for furniture and equipment for the year ended December 31, 2020 was $269,364. At December 31, 2020, furniture and equipment consisted of the following:

Furniture and fixtures	$ 599,008
Office equipment	556,993
Telecommunications equipment	143,381
	1,299,382
Accumulated depreciation	(434,014)
Furniture and equipment, net	$ 865,368

7. Accrued Compensation

As of December 31, 2020, the Company had outstanding compensation liabilities of $29,715,487. The majority of accrued compensation relates to commissions and bonuses payable to financial advisor teams that were hired by the Company.

8. Long-Term Incentive Plans

Defined Contribution Retirement Plan

Regular employees of the Company with at least three months of service participate in the Rockefeller 401(k) Savings and Retirement Plan (the "401(k) plan"), a trusteed, defined contribution retirement plan. The Company makes an automatic contribution equal to three percent of each employee's salary and matches 100 percent of participating employees' 401(k) plan contributions, up to four

percent of salary. No portion of the Company's matching contribution account vests until the employee has completed three years of service, at which point it becomes 100 percent vested. All other components of the Company's contributions are 100% vested at all times.

The Company's expense (included in employee compensation and benefits expense) with respect to the 401(k) plan was $1,670,700 for the year ended December 31, 2020.

Partnership Equity Incentive Plan

Pursuant to the Ultimate Parent's LP Agreement and the Ultimate Parent's Partnership Equity Incentive Plan (the "Equity Plan"), the Ultimate Parent can grant profits interests ("Class B Units") to its officers, directors, managers, employees, consultants, advisors or independent contractors, and its prospective officers, directors, managers, employees, consultants, advisors or independent contractors who have accepted an offer of employment or consultancy from the Ultimate Parent or one of its controlled affiliates. The number of Class B Units authorized for issuance under the Equity Plan is 10,000 Class B Units. The 10,000 authorized Class B Units are granted to eligible individuals at the discretion of the Ultimate Parent. Persons who have been granted Class B Units are Class B Limited Partners. The majority of the Class B Units are subject to a six-year graded time-vesting schedule, with one-sixth of the Class B Units vesting on each of the first through sixth anniversaries of, in some cases, the individual's first date of employment or consultancy with the Ultimate Parent or one of its controlled affiliates and, in other cases, the date on which the Class B Units were granted. As of December 31, 2020, 1,508.33 Class B Units have been granted, to individuals of the Company, of which 175 were subject to performance vesting. The Equity Plan is accounted for under *ASC 718 Compensation – Stock Compensation* and is based on the enterprise value of the Ultimate Parent.

As of December 31, 2020, the Company had outstanding liabilities with respect to the Equity Plan of $361,558, included in accrued compensation. The Company's expense (included in employee compensation and benefits expense) with respect to the Equity Plan was $1,126,230 for the year ended December 31, 2020 of which $787,350 is included in allocated employee compensation and benefits expense as a related party expense.

Executive Valuation Multiplier Plan

On January 1, 2019, the Ultimate Parent implemented the Executive Valuation Multiplier Plan ("EVMP"). The purpose of the EVMP is to assist the Ultimate Parent in attracting, retaining, motivating and rewarding individuals who are expected to make important contributions to the Ultimate Parent by providing such individuals with restricted cash incentives that are intended to better align the interests of such individuals with those of the Ultimate Parent. The value of the EVMP grants upon vesting will be based on the change in the fair value, as defined in the governing documents, of the Ultimate Parent over the vesting term. The terms and conditions of the EVMP awards are determined at the sole discretion of the Ultimate Parent.

As of December 31, 2020, the outstanding liabilities of the Company that relate to the EVMP of $1,272,505 are included in accrued compensation and are subject to three-year vesting. The Company's expense (included in employee compensation and benefits expense) with respect to EVMP was $1,744,722 for the year ended December 31, 2020 of which $850,073 is included in allocated employee compensation and benefits expense as a related party expense.

Executive Deferral Plan

On October 1, 2019, the Ultimate Parent implemented the Executive Deferral Plan ("EDP"). The purpose of the EDP is to assist the Ultimate Parent in attracting, retaining, motivating and rewarding individuals who are expected to make important contributions to the Ultimate Parent by providing such individuals with restricted cash incentives that are intended to better align the interests of such individuals with those of the Company. The value of the EDP grants upon vesting are based on the change in the fair value of the underlying investments. The terms and conditions of the EDP awards are determined at the sole discretion of the Ultimate Parent.

As of December 31, 2020, the outstanding liabilities of the Company that relate to the EDP amounted to $2,629,912, are included in accrued compensation, and are subject to five-year vesting. The Company's expense (included in employee compensation and benefits expense) with respect to EDP was $2,531,608 for the year ended December 31, 2020 of which $14,832 is included in allocated employee compensation and benefits expense as a related party expense.

9. Related Parties

The Company receives support and services from Rockefeller & Company LLC ("RCO") and provides services to Rockefeller Capital Management Insurance Services LLC ("RCMIS") pursuant to Administrative Services Agreements. The costs of the support and services provided are allocated between the Company and its affiliates on a monthly basis. The intercompany payable and receivable balances are reconciled monthly. As of December 31, 2020, the outstanding payable to affiliates was $7,961,192 due to RCO and $2,936 due to RCMIS.

For the year ended December 31, 2020, the Company's net allocated costs with affiliates were:

Employee compensation and benefits	$ 28,612,887
Occupancy	4,990,078
General and administrative	626,591
Professional services	512,000
Total allocated expenses	$ 34,741,556

The Company provides services to and engages in transactions with clients, which include certain officers and affiliates of the Ultimate Parent, which are related parties. The net revenues associated with such services and transactions for the year ended December 31, 2020 were $2,003,234.

10. Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities are attributable to amounts due to service providers. The amounts are either based on an invoiced amount or accrued based on information available to the Company as of December 31, 2020. The payment of these amounts spans one month to one year.

11. Contract Liabilities

Contract liabilities represent the Company's obligation to deliver services to customers in the future for which cash has already been received. Contract liabilities principally consist of quarterly asset management fees which are based on assets under management and billed in advance at the beginning of a quarter and strategic advisory retainer fees received at the beginning of an engagement. Revenue is deferred and realized over the course of the quarter or respective period for recognizing the income. As of December 31, 2020, there were $272,727 in contract liabilities from a strategic advisory retainer fee reported in accounts payable, accrued expenses and other liabilities, and this amount is expected to be recognized as revenue in the first quarter of 2021.

12. Capital and Net Capital Requirements

The Company received capital contributions of $30 million in 2020 from its Parent.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15:1. At December 31, 2020, the Company had net capital of $18,764,971 which was $16,099,739 in excess of its required net capital of $2,665,232. The Company's ratio of aggregate indebtedness to net capital was 2.1:1.

13. Commitments and Contingencies

The Company has no commitments, contingencies or guarantees.

From matters arising in the ordinary course of business, the Company at times may be subject to actual, pending or threatened litigation, claims or assessments. Although there can be no assurance of the outcome of such matters, in the opinion of management, as of December 31, 2020, the Company had no potential liabilities related to any such matters which would, either individually or in the aggregate, materially affect its consolidated financial statements.